Exhibit (d)(ii)

EXHIBIT A

As consideration for the Adviser’s services to each of the following Funds, the Adviser shall receive from each Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month. The Adviser will pay all of the expenses of each Fund of the Trust except for the advisory fee, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), acquired fund fees and expenses, litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
SPDR® Portfolio Europe ETF	0.09%
SPDR EURO STOXX® 50® ETF	0.29%
SPDR Dow Jones International Real Estate ETF	0.59%
SPDR S&P® Global Infrastructure ETF	0.40%
SPDR MSCI ACWI ex-US ETF	0.34%
SPDR S&P China ETF	0.59%
SPDR S&P Emerging Asia Pacific ETF	0.49%
SPDR Portfolio Emerging Markets ETF	0.11%
SPDR Portfolio Developed World ex-US ETF	0.04%
SPDR S&P International Small Cap ETF	0.40%
SPDR S&P International Dividend ETF	0.45%
SPDR S&P Emerging Markets Small Cap ETF	0.65%
SPDR Dow Jones Global Real Estate ETF	0.50%
SPDR S&P Global Natural Resources ETF	0.40%
SPDR S&P Emerging Markets Dividend ETF	0.49%
SPDR Portfolio MSCI Global Stock Market ETF	0.09%
SPDR S&P Global Dividend ETF	0.40%
SPDR EURO STOXX Small Cap ETF	0.45%
SPDR MSCI EAFE StrategicFactors ETF	0.30%
SPDR MSCI Emerging Markets StrategicFactors ETF	0.30%
SPDR MSCI World StrategicFactors ETF	0.30%
SPDR Solactive Canada ETF	0.20%
SPDR Solactive Germany ETF	0.20%
SPDR Solactive Japan ETF	0.20%
SPDR Solactive United Kingdom ETF	0.20%
SPDR MSCI ACWI Low Carbon Target ETF	0.30%
SPDR S&P North American Natural Resources ETF	0.35%
SPDR MSCI EAFE Fossil Fuel Reserves Free ETF	0.30%
SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF	0.30%
SPDR Solactive Hong Kong ETF	0.20%

As of:     September 23, 2019